Exhibit 2.1

PURCHASE OPTION AGREEMENT

THIS PURCHASE OPTION AGREEMENT (this “Agreement”) is made as of January 28, 2003, by and among PERICOM SEMICONDUCTOR CORPORATION, a California corporation (“Pericom”) and SARONIX, LLC, a Delaware limited liability company (“SaRonix”).

RECITALS

WHEREAS, SaRonix is engaged in assembling, designing, manufacturing, producing, marketing and selling electronic frequency control products and related products and services (the “Business”);

WHEREAS, SaRonix and Pericom entered into a Secured Loan Agreement, dated as of December 11, 2002, as amended (the “Loan Agreement”), whereby Pericom agreed to extend to SaRonix an aggregate loan in the principal amount of up to $5,000,000 under the Tranche A and Tranche B Note on the terms and conditions set forth therein;

WHEREAS, as of the date hereof, Pericom has loaned to SaRonix the principal amount of $2,000,000 under the Tranche A Note;

WHEREAS, upon the fulfillment of the conditions set forth in Section 10 of the Loan Agreement, Pericom may make credit facilities in the amount of up to $3,000,000 available to SaRonix under the Tranche B Note;

WHEREAS, it is a condition precedent to Pericom making credit facilities available to SaRonix under the Tranche B Note that the parties enter into this Agreement;

WHEREAS, subject to the terms and conditions specified herein, as partial consideration for Pericom’s willingness to make credit facilities available to SaRonix under the Tranche B Note, SaRonix wishes to grant to Pericom an option to purchase substantially all of the assets, properties, rights and claims of, or related to, the Business for the Purchase Price (as defined below) and on the terms and conditions set forth herein;

WHEREAS, the Purchase Price (as defined below) to be paid by Pericom for the Purchased Assets (as defined below) upon exercise of the Option (as defined below) has been determined through arm’s-length negotiations by the parties; and

WHEREAS, concurrent with the execution of this Agreement, Riverside Fund II, L.P. (“Riverside”) and Michael Nusbaum (“Nusbaum”), as members of SaRonix, will enter into a voting agreement, in a form reasonably acceptable to Pericom, agreeing to vote to approve the transactions contemplated hereby, including, without limitation, the sale of the Purchased Assets to, and the purchase of the Purchased Assets by, Pericom pursuant to its exercise of the Option.

TERMS

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants contained in this Agreement, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, each of the parties hereto hereby agrees as follows:

1.    Defined Terms.    Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Loan Agreement. In addition to the foregoing, the following capitalized terms shall have the following meanings:

“Contract” shall mean any agreement, contract, consensual obligation, promise, understanding, arrangement, commitment or undertaking of any nature (whether written or oral and whether express or implied), whether or not legally binding.

“Intellectual Property Rights” shall mean any or all rights in and to intellectual property and intangible property rights, including, without limitation, (a) patents, trade secrets, copyrights, mask works, trademarks and (b) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body (as defined below).

“Liability” shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“SaRonix Contract” all rights in, to and under any and all Contracts to which SaRonix is a party or may be bound or receive benefits or by which the Purchased Assets may be affected.

“SaRonix Intellectual Property” shall mean all Intellectual Property Rights related to the Business, the Purchased Assets or the Assumed Liabilities and held by SaRonix, whether owned or controlled, licensed, owned or controlled by or for, licensed to, or otherwise held by or for the benefit of SaRonix.

“SaRonix Products” shall mean all products and services manufactured, made, designed, maintained, supported, developed, sold, licensed, marketed, or otherwise distributed or provided (or planned or envisioned to be manufactured, made, designed, maintained, supported, developed, sold, licensed, marketed, or otherwise distributed or provided) by or for SaRonix (including all versions and releases thereof, whether already distributed or provided, under development, planned or conceived, or otherwise), together with any related materials, information or data, including, without limitation, the names, numbers (e.g., part numbers) and packaging associated with such products and services.

“SaRonix Payables” shall mean any accounts payable of SaRonix set forth on the most recent balance sheet of SaRonix delivered to Pericom pursuant to the Loan Agreement and any accounts payable incurred by SaRonix after the date of such balance sheet but prior to Closing; provided, however, that the definition of “SaRonix Payables” shall not include any account payable or other Liability (a) not incurred in the ordinary course of SaRonix’s business, (b) resulting from the purchase of equipment, inventory, services or otherwise that was not properly authorized pursuant to SaRonix’s customary purchasing policies or (c) that is being disputed in good faith by SaRonix.

2.    Purchase Option.    SaRonix hereby grants to Pericom the option (the “Option”) to, subject to the terms and conditions set forth herein, purchase, except for the Excluded Assets (as defined below), all of the assets, properties, rights, goodwill and claims used in, relating to or arising from the conduct of the Business, including without limitation the assets of SaRonix listed on Schedule 2 attached hereto, from SaRonix (the “Purchased Assets”), as follows:

2.1.    Pericom may, at any time, elect, in its sole and absolute discretion, to exercise the Option at any time prior to October 15, 2003 (the “Option Expiration Date”), by delivering written notice of such exercise to SaRonix in the form of Exhibit A attached hereto (the “Exercise Notice”). The date on which Pericom delivers the Exercise Notice as set forth above is referred to hereinafter as the “Exercise Date.” Upon delivery of the Exercise Notice as set forth above, SaRonix shall be required to sell the Purchased Assets to Pericom on and subject to the terms and conditions set forth herein.

2.2.    The aggregate purchase price (the “Purchase Price”) to be paid by Pericom for the Purchased Assets upon exercise of the Option shall be the aggregate principal and accrued but unpaid interest on the Tranche A and Tranche B Notes as of the Closing. Pursuant to Section 3.2(d), Pericom may pay the Purchase Price by delivering to SaRonix the Tranche A and Tranche B Notes marked “cancelled.”

2.3.    At the Closing, SaRonix shall assign to Pericom, and Pericom shall assume and agree to thereafter pay, satisfy, perform and discharge as they come due, (a) the SaRonix Payables and (b) those Liabilities of SaRonix specifically identified by Pericom in writing in the Exercise Notice (collectively, the “Assumed Liabilities”). Pericom shall forever defend, indemnify and hold harmless SaRonix from and against any and all Liabilities, losses, claims, damages (including incidental and consequential damages), amounts paid in settlement, costs and expenses (including without limitation court costs and reasonable attorneys’ fees) related to or arising from Pericom’s failure to fully perform and discharge the responsibilities of SaRonix with respect to the Assumed Liabilities.

2.4    Except for the Assumed Liabilities, Pericom shall not assume and shall not be liable or responsible for any Liability of SaRonix, any direct or indirect subsidiary of SaRonix or any Affiliate of SaRonix (collectively, the “Excluded Liabilities”). Without limiting the foregoing, Pericom shall not be obligated to assume, and does not assume, and hereby disclaims any of the following Liabilities of SaRonix, any of its direct or indirect subsidiaries or its Affiliates:

(a)    any Liability attributable to any assets, properties or Contracts that are not included in the Purchased Assets;

(b)    any Liability for breaches by SaRonix under any Contract to which it is a party on or prior to the Closing or any Liability for payments or amounts due under any Contract to which SaRonix is a party on or prior to the Closing Date;

(c)    any Liability for Taxes attributable to or imposed upon SaRonix or its Affiliates, or attributable to or imposed upon the Purchased Assets for the period prior to or at Closing, including any transfer or sales taxes as a result of Closing;

(d)    any Liability for or with respect to any loan, other indebtedness, or account payable, including any such Liabilities owed to Affiliates of SaRonix;

(e)    any Liability arising from accidents, occurrences, misconduct, negligence, breach of fiduciary duty or statements made or omitted to be made (including libelous or defamatory statements) on or prior to the Closing, whether or not covered by workers’ compensation or other forms of insurance;

(f)    any Liability arising as a result of any legal or equitable action or Legal Proceeding (as defined below) initiated at any time, to the extent related to any action or omission on or prior to the Closing, including any Liability for (i) infringement or misappropriation of any Intellectual Property Rights or any other rights of any Person (including any right of privacy or publicity); (ii) breach of product warranties; (iii) injury, death, property damage or other losses arising with respect to or caused by any SaRonix Products or the manufacturer or design thereof; or (iv) violations of any Legal Requirements (including, without limitation, federal or state securities laws);

(g)    any Liability arising out of any employee benefit plan maintained by SaRonix or any Contract of insurance for employee group medical, dental or life insurance plans;

(h)    any Liability for making payments of any kind to employees (including as a result of the transactions contemplated hereby, the termination of an employee by SaRonix, or other claims arising out of the terms of employment with SaRonix) or with respect to payroll Taxes;

(i)    any Liability incurred in connection with the making or performance of this Agreement and the transactions contemplated hereby;

(j)    any Liability related to any Environmental Claim or breach or violation of Environmental Law; and

(k)    any costs or expenses incurred in connection with shutting down, deinstalling and removing equipment not purchased by Pericom and any costs or expenses associated with any Contracts to which SaRonix is a party that are not assumed by Pericom hereunder.

2.5    In addition to its indemnification obligations SaRonix under Section 12, SaRonix shall forever defend, indemnify and hold harmless Pericom from and against any and all Liabilities, obligations, losses, claims, damages (including incidental and consequential damages), amounts paid in settlement, costs and expenses (including without limitation court costs and reasonable attorneys’ fees) related to or arising from SaRonix’s failure to fully perform and discharge the Excluded Liabilities.

2.6.    Notwithstanding anything in this Agreement to the contrary, there shall be excluded from the assets, properties, rights and claims to be transferred to Pericom hereunder, and the term “Purchased Assets” shall not mean or include, any of the following (the “Excluded Assets”):

(a)    Any assets or Contract specifically identified as an “Excluded Asset” by Pericom in the Exercise Notice; and

(b)    Any asset or Contract directly relating to, or from which directly arises, any Excluded Liability.

2.7    As soon as practicable after Closing, Pericom shall provide to SaRonix for SaRonix’s review and approval (which approval shall not be unreasonably withheld) a proposed allocation of the Purchase Price, among the various classes of Purchased Assets (as such classes are defined for the purposes of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”)). All allocations made pursuant to this Section 2.7 shall be made in accordance with the requirements of Section 1060 of the Code. None of the parties shall take a position on any Tax return (including IRS Form 8594), before any Governmental Body or in any judicial proceeding that is in any manner inconsistent with such allocation without the written consent of the other parties to this Agreement or unless specifically required pursuant to a determination by an applicable Governmental Body. The parties shall promptly advise each other of the existence of any Tax audit, controversy or litigation related to any allocation hereunder.

3.    Closing; Deliveries.

3.1.    The closing (the “Closing”) of the purchase and sale of the Purchased Assets pursuant to Pericom’s exercise of the Option shall occur at the offices of Pericom located at 2380 Bering Drive, San Jose, California or at such other location as the parties hereto may mutually agree. Unless this Agreement is earlier terminated pursuant to Section 10 hereof, the Closing shall take place as promptly as practicable on or after the Exercise Date but in no event later than fifteen (15) days after the Exercise Date. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

3.2.    At the Closing:

(a)    SaRonix shall execute and deliver to Pericom, a bill of sale substantially in the form of Exhibit B attached hereto (the “Bill of Sale”) and such other instruments of transfer and conveyance as shall be reasonably requested by Pericom for the sale, transfer, assignment and delivery to Pericom of all of SaRonix’s right, title and interest in, to or arising from, the Purchased Assets, including, without limitation, any and all documents necessary to properly record the assignment to Pericom all of SaRonix’s right, title and interest in and to SaRonix Intellectual Property.

(b)    SaRonix shall execute and deliver to Pericom, and Pericom shall execute and deliver to SaRonix, an assignment and assumption agreement substantially in the form of Exhibit C attached hereto (the “Assumption Agreement” and collectively with the Bill of Sale, the “Related Documents”)) covering all of the Assumed Liabilities.

(c)    SaRonix shall deliver to Pericom an opinion of SaRonix’s counsel in the form acceptable to Pericom (the “Opinion”).

(d)    Pericom shall deliver the Tranche A and Tranche B Notes marked cancelled to SaRonix.

4.    Representations and Warranties of SaRonix. SaRonix hereby represents and warrants to Pericom as of the date hereof and as of the Closing Date (provided that any representation and warranty made of a specific date need be accurate and complete only on and as of such date) as follows:

4.1.    Organization and Qualification. SaRonix (a) is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware, (b) is duly qualified to conduct business and is in corporate and tax good standing under the laws of each jurisdiction in which the operation of its assets (including the Purchased Assets) or the ownership or leasing of its properties requires such qualification; and (c) has all requisite corporate power and authority to enter into, carry out and perform its obligations under this Agreement and the Related Documents.

4.2.    Due Execution, Delivery and Performance of the Agreement; No Conflict.

(a) The execution, delivery and performance of this Agreement and the Bill of Sale and the Related Documents by SaRonix have been duly authorized by all necessary corporate action on the part of SaRonix. This Agreement has been, and when executed and delivered at the Closing each of the Related Documents will have been, duly executed and delivered by SaRonix and this Agreement constitutes and, when executed and delivered at the Closing each of the Related Documents will constitute, valid and binding obligations of SaRonix, enforceable against it in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

(b)    The execution, delivery and, subject to obtaining the consents set forth in Schedule 4.3 hereto, performance by SaRonix of this Agreement and each of the Related Documents and the consummation of the transactions contemplated hereby and thereby will not (i) modify, breach or constitute grounds for the occurrence or declaration of a default under or give rise to a right to terminate any SaRonix Contract or by which it or any of its assets may be bound or affected, (ii) violate any applicable provision of any Legal Requirement or any order, judgment or decree of any court or other Governmental Body (as defined below) to which SaRonix is subject, (iii) violate any provision of the certificate of formation or operating agreement of SaRonix, or (iv) result in the creation or imposition of (or the obligation to create or impose) any Encumbrance (as defined below) on any of the Purchased Assets.

4.3.    Consents. Except as set forth in Schedule 4.3 hereto, no consent, approval, authorization, permit, waiver or license of or from, notification to or declaration or filing with any federal, state, local, municipal, foreign or other governmental body or authority (“Governmental Body”) or any other Person is required on the part of SaRonix in connection with the execution and delivery of, or performance of its obligations under, this Agreement or any of the Related Documents.

4.4.    Finders’ Fees. Except for a $30,000 fee due to Berman Capital, LLC at Closing, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of SaRonix who will be entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement or the Related Documents.

4.5.    Ownership of Assets. As of the Closing, SaRonix shall be the sole and exclusive legal and equitable owner of all right, title and interest in, and shall have good and marketable title to, the Purchased Assets, free and clear of any mortgage, security interest, pledge, hypothecation, lien, charge or encumbrance of any kind or character, direct or indirect, whether accrued, contingent or otherwise, except minor liens and encumbrances which do not materially detract from the value or interfere with the present use of such Purchased Assets (collectively, “Encumbrances”), and other than the Encumbrances described on Schedule 4.5 attached hereto. Except as described on Schedule 4.5, none of the Purchased Assets are subject to (i) any Contract of lease, license or sale, (ii) any royalty or commission arrangement, or (iii) any claim, covenant or restriction.

4.6.    Long-Term Incentive Plans. No amounts have been paid out to date under the long-term incentive plans of SaRonix, no such payments are required under such plans as of the date of this Agreement and SaRonix is not obligated to accelerate vesting or payment under such plans as a result of the transactions contemplated by this Agreement.

4.7    No Other Agreements. SaRonix has not entered into any agreement with any Person other than Pericom with respect to a sale by SaRonix to such Person of the Purchased Assets.

4.8    Representations in Loan Agreement. No Default or Event of Default exists under any of the Loan Documents and all of the representations and warranties of SaRonix contained in the Loan Documents are true and accurate in all respects.

4.9    Capitalization. Riverside and Nusbaum, in the aggregate, own more than 90% of the issued and outstanding Common Units, Preferred Units and Series A Preferred Units of the Company. The consent of at least 50% of the Common Units, Preferred Units and Series A Preferred Units of the Company, voting together as a single class, is required to approve this Agreement and the transactions contemplated hereby.

5.    Representations and Warranties of Pericom. Pericom hereby represents and warrants to SaRonix, as of the date hereof and as of the Closing Date (provided that any representation and warranty made of a specific date need be accurate and complete only on and as of such date) as follows:

5.1.    Organization and Qualification. Pericom is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to enter into, carry out and perform its obligations under this Agreement and each of the Related Documents to which it is a party.

5.2.    Due Execution, Delivery and Performance of the Agreement; No Conflict.

(a)    The execution, delivery and performance of this Agreement and each of the Related Documents (to which it is a party) by Pericom have been duly authorized by all necessary action on the part of Pericom. This Agreement has been and, when executed and delivered at the Closing each of the Related Documents (to which Pericom is a party) will have been, duly executed and delivered by Pericom and this Agreement constitutes, and when executed and delivered at the Closing each of the Related Documents (to which Pericom is a party) will constitute, valid and binding obligations of Pericom, enforceable against Pericom in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws and equitable principles relating to or limiting creditors’ rights generally.

(b)    The execution, delivery and performance by Pericom of this Agreement and each of the Related Documents (to which it is a party), and the consummation of the transactions contemplated hereby and thereby, will not (i) modify, breach or constitute grounds for the occurrence or declaration of a default under or give rise to a right to terminate any Contract to which Pericom is a party or by which it or any of its assets may be bound or affected, (ii) violate any Legal Requirement or any order, judgment or decree of any court or other Governmental Body to which Pericom is subject, (iii) violate any provision of the articles of incorporation or bylaws of Pericom, or (iv) result in the creation or imposition of (or the obligation to create or impose) any Encumbrance on any of the properties of Pericom.

5.3.    Consents. No consent, approval, authorization, permit, waiver or license of or from, notification to, or declaration or filing with, any Governmental Body or any other Person is required on the part of Pericom for the execution and delivery of, or performance of its obligations under, this Agreement or any of the Related Documents to which it is a party.

6.    Pre-Closing Covenants.

6.1.    Regulatory Approval.

(a)    Each of the parties hereto shall file, as soon as practicable after the Exercise Date, all material notices, reports and other documents required to be filed with any Governmental Body or other Person on behalf of such party with respect to the transactions contemplated by this Agreement and the Related Documents and shall use its best efforts to obtain any necessary consents or approvals with respect to such transactions. Each such party shall submit promptly any additional information requested by any Governmental Body or other Person and shall cooperate in any investigations or inquiries conducted by any Governmental Body with respect to any notices, reports or other documents filed with such Governmental Body in connection with the transactions contemplated by this Agreement and the Related Documents.

(b)    Each of the parties hereto shall (i) give the other parties hereto prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation (a “Legal Proceeding”) by or before any court or Governmental Body with respect to the transactions contemplated by this Agreement, and (ii) keep the other parties hereto informed as to the status of such Legal Proceeding.

6.2.    Conduct of Business. Without the prior written consent of Pericom, during the period beginning on the date hereof and ending on the earlier of the termination of this Agreement pursuant to Section 10 or the Closing Date, SaRonix shall (a) conduct the Business in the ordinary course of business; (b) pay all of its Liabilities and Taxes when due, subject to good faith disputes over such Liabilities or Taxes; (c) maintain insurance coverage in amounts adequate to cover the reasonably anticipated risks of SaRonix; and (d) use commercially reasonable efforts to (i) preserve intact all rights of the Business to retain its employees and (ii) maintain good relationships with employees, licensors, licensees, suppliers, contractors, distributors, customers, and others having business dealings with the Business.

6.3 Restrictions on SaRonix’s Conduct of the Business Prior to Closing. Without the prior written consent of Pericom, during the period beginning on the date hereof and ending on the earlier of the termination of this Agreement pursuant to Section 10 or the Closing Date, SaRonix shall not, and shall cause its Affiliates, not to:

(a)    enter into, create, incur or assume (i) any borrowings under capital leases or (ii) any obligations which would have a material adverse effect on SaRonix or Pericom’s ability to conduct the Business in substantially the same manner and condition as currently conducted by SaRonix;

(b)    acquire by merging or consolidating with, or by purchasing any equity securities or assets of, or by any other manner, any Person;

(c)    enter into a Competing Transaction (as defined below) or sell, transfer, lease, license or otherwise encumber any of its material assets (including the Purchased Assets), except for the sale of inventory in the ordinary course of business;

(d)    take any action not in the ordinary course of business with respect to the customers, suppliers or distributors of SaRonix, including providing promotions, coupons, discounts or price increases;

(e)    enter into any Contracts with another Person, except on commercially reasonable terms in the ordinary course of business;

(f)    violate any Legal Requirement applicable to SaRonix;

(g)    violate, terminate or amend any material Contract to which it is a party;

(h)    commence any Legal Proceeding other than for (i) the routine collection of receivables or (ii) injunctive relief on the grounds that SaRonix has suffered immediate and irreparable harm not compensable in money damages if SaRonix has obtained the prior written consent of Pericom, such consent not to be unreasonably withheld;

(i)    declare, authorize or pay any dividends on, make any other distributions with respect to, or redeem, repurchase or otherwise acquire any of its units or other equity interests;

(j)    purchase, lease, license or otherwise acquire any assets, except for supplies or inventory acquired by SaRonix in the ordinary course of business;

(k)    make any capital expenditure;

(l)    write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

(m)    provide any credit, loan, advance, guaranty, endorsement, indemnity, warranty or mortgage to any Person, including any of the customers, members, officers, employees or directors of SaRonix, other than those made in the ordinary course of business;

(n)    borrow from any Person by way of a loan, advance, guaranty, endorsement, indemnity, or warranty;

(o)    discharge any Encumbrance, except for Liabilities reflected or reserved against in the financial statements delivered to Pericom pursuant to the Loan Agreement and accounts payable in the ordinary course of business;

(p)    change its credit practices, accounting methods or practices or standards used to maintain its books, accounts or business records;

(q)    change the terms of its accounts or other payables or receivables or take any action directly or indirectly to cause or encourage any acceleration or delay in the payment, collection or generation of its accounts or receivables;

(r)    incur or become subject to any Liability, contingent or otherwise, except current liabilities in the ordinary course of business;

(s)    make any material change affecting the Business, including (i) changes in wholesaler alignments, inventory levels, management organization or personnel arrangements with sales brokers, advertising agencies, market research projects, advertising and promotion budgets or the content of advertisements or working capital levels (payables, receivables and inventory); (ii) changes in discretionary costs, such as advertising, maintenance and repairs, research and development, and training; (iii) any capital expenditures or deferrals of capital expenditures; (iv) deviations from operating budgets or plans on sales and profitability; or (v) other than in the ordinary course of business, change any of its business policies, including, advertising, investments, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies;

(t)    amend its certificate of formation or its operating agreement;

(u)    split, combine or reclassify any of its units or other equity interests or issue or authorize the issuance of any other securities in lieu of, or in substitution for, shares of its units or equity interests;

(v)    issue, sell, dispose of or encumber, or authorize the issuance, sale, disposition or encumbrance of, any of its units or other equity interests or grant, enter into or accept any options, warrants, convertible securities or other rights to acquire any units or other equity interests or any other ownership interest in SaRonix;

(w)    hire any new employee other than in the ordinary course of business, terminate any officer or key employee of SaRonix, increase the annual level of compensation of any existing employee, establish or adopt any employee benefit plan, or grant any bonuses, benefits or other forms of direct or indirect compensation to any employee, officer, director or consultant;

(x)    make any severance payments to any employee, officer or director, except payments made pursuant to written agreements outstanding as of the date of this Agreement;

(y)    make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a tax return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(z)    fail to maintain the Purchased Assets in good repair, order and condition, reasonable wear and tear excepted; or

(aa)    enter into any Contract or agree, in writing or otherwise, to take any of the actions described in Section 6.3(a) through (z) above, or any action that would make any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent it from performing or cause it not to perform its covenants hereunder.

6.4    Certain Notifications. During the period beginning on the date hereof and ending on the earlier of the termination of this Agreement pursuant to Section 10 or the Closing Date, SaRonix shall promptly notify Pericom in writing regarding any:

(a)    action taken by SaRonix not in the ordinary course of business and any circumstance or event that could reasonably be expected to have a material adverse effect on the Business;

(b)    fact, circumstance, event, or action by SaRonix (i) which, if known on the date of this Agreement, would have been required to be disclosed in or pursuant to this Agreement; or (ii) the existence, occurrence, or taking of which would result in any of the representations and warranties of SaRonix contained in this Agreement not being true and correct when made or at Closing;

(c)    breach of any covenant or obligation of SaRonix hereunder; or

(d)    circumstance or event which will result in, or could reasonably be expected to result in, the failure of SaRonix to timely satisfy any of the closing conditions specified in Section 7 of this Agreement.

6.5.    Valid Title. At the Closing, SaRonix will deliver to Pericom valid, good and marketable title to the Purchased Assets, free and clear of all Encumbrances (except as disclosed in Schedule 4.5 hereto).

6.6.    Assignment of Contracts.

(a) Upon the exercise of the Option by Pericom, SaRonix shall take, or cause to be taken, all reasonable action and do, or cause to be done, all things necessary, proper or advisable to obtain all necessary third party consents and other required approvals, and execute and deliver all documents necessary or appropriate, to effect the assignment to Pericom of all SaRonix Contracts. Pericom agrees to cooperate with SaRonix in obtaining all such consents and approvals. SaRonix agrees to assign to Pericom all of SaRonix’s right, title and interest in and to any and all claims, controversies, demands, indemnities, prosecutions, choses of action and suits of SaRonix against any individual or entity arising from or relating to any such SaRonix Contracts.

(b) Following Closing, SaRonix shall pay to Pericom any amounts received by SaRonix from third parties in respect of obligations owed by such third parties under SaRonix Contracts assigned to Pericom. Pericom shall forever defend, indemnify and hold harmless SaRonix and their respective successors and assigns from and against any and all Liabilities, losses, claims, damages (including incidental and consequential damages), amounts paid in settlement, costs and expenses (including without limitation court costs and reasonable attorneys’ fees) related to or arising from Pericom’s failure to fully perform and discharge the Liabilities and responsibilities of SaRonix and their respective successors under such agreements. With respect to any such Contract which is not assigned to Pericom, SaRonix shall fully perform and discharge all of the Liabilities and responsibilities of SaRonix under such Contract.

6.7    Access to Information. During the period beginning on the date hereof and ending on the earlier of the termination of this Agreement pursuant to Section 10 or the Closing Date, SaRonix shall (a) permit Pericom and its representatives to have free and complete access at all reasonable times, and in a manner so as not to interfere with the normal business operations of SaRonix, to all premises, properties, personnel, Persons having business relationships with SaRonix (including suppliers, licensees, customers and distributors), books, records (including Tax records), Contracts, and documents of or pertaining to SaRonix; (b) furnish Pericom with all financial, operating and other data and information related to the Business (including copies thereof), as Pericom may reasonably request; and (c) otherwise cooperate and assist, to the extent reasonably requested by Pericom, with Pericom’s investigation of the Business, the Purchased Assets and the Assumed Liabilities. No information or knowledge obtained in any investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated hereby.

6.8    Exclusivity and No Shop. During the period beginning on the date hereof and ending on the earlier of the termination of this Agreement pursuant to Section 10 or the Closing Date, SaRonix shall not, and SaRonix shall cause its representatives and Affiliates not to, directly or indirectly, (a) initiate, solicit or encourage any inquiries, or make any statements to third parties which may reasonably be expected to lead to any proposal concerning the sale of SaRonix, any Purchased Assets or the Business (whether by way of merger, purchase of equity interests, purchase of assets or otherwise) (any such transaction, a “Competing Transaction”); or (b) hold any discussions or enter into any Contracts with, or provide any information or respond to, any third party concerning a proposed Competing Transaction or cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, facilitate or encourage any effort or attempt by any third party to do or seek any of the foregoing. If at any time prior to the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to Section 10, SaRonix is approached in any manner by a third party concerning a Competing Transaction (a “Competing Party”), SaRonix shall promptly inform Pericom regarding such contact and furnish Pericom with a copy of any inquiry or proposal, or, if not in writing, a description thereof, including the name of such Competing Party, and SaRonix shall keep Pericom informed of the status and details of any future notices, requests, correspondence or communications related thereto.

7.    Conditions to Closing.

7.1.    Conditions to the Obligations of SaRonix. The obligations of SaRonix to sell the Purchased Assets to Pericom at the Closing is subject to the fulfillment, at or prior to the Closing, of each of the following conditions (or the written waiver thereof by SaRonix):

(a)    The representations and warranties made by Pericom in Section 5 hereof shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date.

(b)    No order enjoining the sale of the Purchased Assets to Pericom shall have been issued by, and no Legal Proceedings for such purpose shall be pending with, any state or federal court or government agency having jurisdiction over this transaction.

(c)    Pericom shall have fully performed all covenants and agreements required by this Agreement and the Related Documents to be performed by it on or prior to the Closing Date.

(d)    SaRonix shall have received a certificate executed by a duly authorized executive officer of Pericom, dated as of Closing, reasonably satisfactory in form and substance to SaRonix, certifying that the conditions specified in paragraphs (a), (b) and (c) above have been satisfied.

7.2.    Conditions to the Obligations of Pericom. Pericom’s obligation to purchase the Purchased Assets at the Closing is subject to the fulfillment, at or prior to the Closing, of each of the following conditions (or the written waiver thereof by Pericom):

(a)    The representations and warranties made by SaRonix in Section 4 hereof shall be true and correct in all material respects on the Closing Date with the same force and effect as if they had been made on and as of said date.

(b)    No order enjoining the sale of the Purchased Assets to Pericom shall have been issued by, and no Legal Proceedings for such purpose shall be pending with, any state or federal court or government agency having jurisdiction over this transaction.

(c)    SaRonix shall have fully performed all covenants and agreements required by this Agreement and the Related Documents to be performed by it on or prior to the Closing Date.

(d)    Pericom shall have received a certificate executed by a duly authorized executive officer of SaRonix, dated as of Closing, reasonably satisfactory in form and substance to Pericom, certifying that the conditions specified in paragraphs (a), (b) and (c) above have been satisfied.

(e)    SaRonix shall have delivered the Opinion to Pericom.

8.    Post-Closing Covenants.

8.1    SaRonix Intellectual Property.

(a)    SaRonix agrees that, from and after the Closing Date, it shall not, and it shall cause its Affiliates not to, use any of SaRonix Intellectual Property. If SaRonix or any assignee of SaRonix owns or has any right or interest in any SaRonix Intellectual Property that cannot be, or for any reason is not, assigned to Pericom at the Closing, SaRonix shall grant or cause to be granted to Pericom, at the Closing, a worldwide, royalty-free, fully paid up, perpetual, irrevocable, transferable, sublicensable, and exclusive license to exercise all rights in and to such SaRonix Intellectual Property.

(b) If Pericom is unable to enforce its Intellectual Property Rights against a third party as a result of any applicable law that prohibits enforcement of such rights by a transferee of such rights, SaRonix agrees to assign to Pericom such rights as may be required by Pericom to enforce its Intellectual Property Rights in its own name. If such assignment still does not permit Pericom to enforce its intellectual property rights against the third party, SaRonix agrees to initiate Legal Proceedings against such third party in SaRonix’s name; provided, however, that Pericom shall be entitled to participate in such Legal Proceedings and provided further that Pericom shall be responsible for the costs and expenses of such Legal Proceedings.

8.2 Cooperation.

(a) After the Closing, upon the request of Pericom, SaRonix shall (i) execute and deliver any and all further materials, documents and instruments of conveyance, transfer or assignment as may reasonably be requested by Pericom to effect, record or verify the transfer to, and vesting in Pericom, of SaRonix’s right, title and interest in and to the Purchased Assets, free and clear of all Encumbrances, in accordance with the terms of this Agreement; and (ii) cooperate with Pericom, at Pericom’s expense, to enforce the terms of any SaRonix Contracts that have been assigned to Pericom, including terms relating to confidentiality and Intellectual Property Rights, and to contest or defend against any Legal Proceeding relating to the transactions contemplated hereby or to the operation of SaRonix’s Business before the Closing Date.

(b) After the Closing, SaRonix shall (i) cooperate with Pericom in its efforts to continue and maintain for the benefit of Pericom those business relationships of SaRonix existing prior to the Closing and relating to the business to be operated by Pericom after the Closing; (ii) satisfy the Excluded Liabilities in a manner that is not detrimental to any of such relationships; (iii) refer to Pericom all inquiries relating to such business; and (iv) promptly deliver to Pericom (A) any mail, packages and other communications addressed to SaRonix relating to the Business and (B) any cash or other property that SaRonix receives and that properly belongs to Pericom, including any insurance proceeds, payments with respect to receivables, and interest payable thereon. Neither SaRonix nor any of its officers, employees, agents or Affiliates shall take any action that would tend to diminish the value of the Purchased Assets after the Closing or that would interfere with the business of Pericom to be engaged in after the Closing, including disparaging the name or business of Pericom.

8.3 Limited Power of Attorney. Effective upon the Closing, SaRonix hereby irrevocably appoints Pericom and its successors, agents and assigns as its true and lawful attorney, in its name, place and stead, with power of substitution, to take any action and to execute any instrument which Pericom may deem necessary or advisable to fulfill SaRonix’s obligations or rights under, or to accomplish the purposes of, this Agreement, including, (i) to demand and receive any and all Purchased Assets and to make endorsements and give receipts and releases for and in respect of the same; (ii) to institute, prosecute, defend, compromise and/or settle any and all Legal Proceedings with respect to the Purchased Assets and Assumed Liabilities; (iii) to endorse and cash and/or deposit in an account of Pericom any and all checks or drafts received on account of any receivables; (iv) to make any filings required to transfer any SaRonix Intellectual Property or any other Purchased Assets; (v) to receive and open all mail, packages and other communications addressed to SaRonix and relating to the Business; and (vi) in the name of SaRonix or otherwise, collect all receivables for its own account. The foregoing power of attorney is a special power of attorney coupled with an interest and is irrevocable.

8.4 Change of Corporate Name. On the Closing Date or as soon as practicable thereafter, SaRonix shall change its company name to a new name which does not include the term SaRonix or the acronym or abbreviation or any variations, translations or combinations thereof or similar names and otherwise is not likely to be confused with its present name so as to make SaRonix’s present name available to Pericom. From and after the Closing, SaRonix shall not use the term SaRonix or the acronym or abbreviation or any variations, translations or combinations thereof or similar names in connection with any business.

8.5 Return of Purchased Assets. If, for any reason after the Closing, any of the Purchased Assets or Assumed Liabilities are ultimately determined to be Excluded Assets or Excluded Liabilities, respectively, (a) Pericom shall transfer and convey (without further consideration) to SaRonix, and SaRonix shall accept, such Purchased Assets; (b) SaRonix shall assume, and agree to pay, perform, fulfill and discharge (without further consideration) such Assumed Liabilities; and (c) Pericom and SaRonix shall execute such documents or instruments of conveyance or assumption and take such further acts which are reasonably necessary or desirable to effect the transfer of such Purchased Assets back to SaRonix and the re-assumption of such Assumed Liabilities by SaRonix.

8.6 Confidentiality. SaRonix agrees that for a period of three (3) years after the Closing Date, SaRonix shall hold in confidence the Confidential Information (as defined below). For purposes of this Agreement, “Confidential Information” shall mean all information that is identified to SaRonix as confidential, or which SaRonix has a reasonable basis to believe should be treated as confidential, relating to the Purchased Assets; provided, however, that Confidential Information shall not include any information that (i) is or becomes publicly available through no fault of SaRonix, (ii) is obtained by SaRonix from a third Person without breach by such third Person of an obligation of confidence with respect to the Confidential Information disclosed, or (iii) is required to be disclosed pursuant to the lawful order of a government agency or by operation of law, but in such event only to the extent of such required disclosure.

8.7 Payment of Certain Post-Closing Expenses of SaRonix. Pericom hereby agrees to pay any accounting fees associated with the preparation and filing of SaRonix’s final tax return and any legal fees associated with changing SaRonix’s name pursuant to Section 8.4 hereof and legal fees related to dissolving and liquidating SaRonix in an aggregate amount not to exceed $50,000. The reimbursement of any and all such fees shall be subject to reasonable substantiation requirements determined by Pericom.

9. Employees.

9.1 Transferred Employees. Pericom may, but shall have not obligation to, offer employment, to be effective as of the Closing Date and contingent upon the Closing, on terms to be determined by Pericom, to those employees of SaRonix identified by Pericom in the Exercise Notice (collectively, the “Transferred Employees”). SaRonix shall terminate the employment, to be effective as of the Closing Date, of any employees of the Business who are not Transferred Employees. The parties acknowledge and agree that it is not the intention of the parties that any Contracts of employment of any employees of SaRonix shall be assumed by Pericom as a result of the Transaction. SaRonix shall use best efforts to (a) encourage the Transferred Employees to continue their employment with SaRonix until Closing and thereupon to accept employment with Pericom and (b) assist Pericom in employing Transferred Employees.

9.2 Employee Benefit Arrangements. In order to secure an orderly and effective transition of the employee benefit arrangements for Transferred Employees and their respective beneficiaries and dependents, SaRonix and Pericom shall cooperate, both before and after the Closing Date, to (a) exchange information related to the Transferred Employees, including employment records, benefits information, and (b) take any other actions with respect to the Transferred Employees and their respective beneficiaries and dependents.

9.3 Compliance with Legal Requirements and Other Obligations. Prior to the Closing, at its sole cost and expense, SaRonix shall take all actions necessary to comply with all appropriate Legal Requirements in connection with SaRonix’s employment of its employees, including any requirements under the WARN Act. SaRonix shall be solely responsible, before and after the Closing, for the payment of any amounts required to be paid under any such Legal Requirements, including the WARN Act, as a result of the termination or layoff of any employee of SaRonix who is not a Transferred Employee in connection with this Transaction. Prior to the Closing, SaRonix shall perform all of its contractual and other obligations in connection with the employment of its employees.

9.4 No Benefit to SaRonix Employees Intended. This Section 9 is not intended to, and does not, create any rights or obligations to or for the benefit of anyone other than Pericom and SaRonix.

10. Termination.

10.1. Termination. This Agreement and the obligations of the parties contained herein may be terminated only as follows:

(a) By mutual written agreement of the parties hereto.

(b) By Pericom, in its sole discretion, at any time prior to the Closing.

(c) By either party at any time after the Option Expiration Date, if the Option has not been exercised by Pericom.

(d) By either party if Pericom has exercised the Option, but the Closing has not occurred on or prior to December 31, 2003; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to any party whose breach or default caused the failure of the Closing to occur on or before such date.

10.2. Effect of Termination. In the event of any termination of this Agreement pursuant to Section 10.1, this Agreement shall become void and have no further effect, without any liability on the part of any party or its directors, managers, partners, officers, members or stockholders, except for Sections 10.3 and 11 hereof and except that each party hereto shall remain liable for its breaches of this Agreement prior to such termination. Notwithstanding the foregoing, nothing in this Section 10.2 shall relieve any party to this Agreement of liability for fraud in connection with this Agreement.

10.3. Termination Fee. In the event that (a) Pericom terminates this Agreement pursuant to Section 10.1(b), 10.1(c) or 10.1(d) and SaRonix materially breached this Agreement prior to such termination, or (b) SaRonix enters into a Contract or series of Contracts to consummate a transaction or series of transactions which would constitute a Competing Transaction, then SaRonix shall promptly, but in no event later than fifteen (15) Business Days after the occurrence of the event listed in Section 10.3(a) or (b), as the case may be, pay to Pericom a cash fee in the amount of 10% of the Transaction Value (as defined below) (the “Termination Fee”) plus the Pericom Transaction Expenses (as defined below). The Termination Fee shall be compensation for the loss suffered by Pericom as a result of the failure of the transactions contemplated hereby to be consummated (including, without limitation, opportunity costs and out-of-pocket costs and expense), and to avoid the difficulty of determining damages under the circumstances. For the purpose of this Section 10.3, (x) “Transaction Value” means, as of the date of the occurrence of an event listed in Section 10.3(a) or (b), as the case may be, (i) the sum of (A) the aggregate principal and accrued but unpaid interest on the Tranche A Note and the Tranche B Note and any other amounts due and owing from SaRonix to Pericom pursuant to the Loan Documents and (B) the SaRonix Payables, less (ii) the cash, cash equivalents and accounts receivable (less than 90 days) of SaRonix, and (d) “Pericom Transaction Expenses” means all of the actual out-of-pocket costs and expenses incurred by Pericom in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its outside advisors, accountants, investment bankers and legal counsel).

11. Fees and Expenses. Except as provided in Section 10.3, all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

12. Indemnification; Procedure; Etc.

12.1 Notwithstanding the Closing, and regardless of any investigation made at any time by or on behalf of Pericom (or its Affiliates) or any information that Pericom (or its Affiliates) may have, SaRonix agrees to indemnify, save and hold Pericom and its directors, officers, employees, Affiliates, successors and assigns harmless against any and all costs and expenses (including without limitation reasonable attorneys’ fees), claims, demands, actions, suits and Legal Proceedings, judgments, fines, losses, Liabilities or damages, and any amounts paid in settlement, directly or indirectly arising out of, relating to or in connection with any breach by SaRonix of any representation, warranty, covenant or agreement contained in this Agreement, the Related Documents or any instrument or document delivered pursuant thereto. All expenses, including without limitation all reasonable attorneys’ fees, of Pericom incurred and subject to this Section 12.1 shall be paid by SaRonix as they are incurred and in advance of the final disposition of the action, suit or Legal Proceeding.

12.2 Any party seeking indemnification hereunder (an “Indemnified Party”) shall provide notice (the “Notice”) to SaRonix of any claim for indemnification under this Section 12.2, with reasonable promptness, and SaRonix shall have the right of defense in such Legal Proceedings, by counsel of its own choosing, at such SaRonix’s expense. The failure of the Indemnified Party to give such Notice shall not relieve SaRonix from any Liability which it may have to the Indemnified Party under this Section 12.2, except to the extent of actual prejudice suffered by such SaRonix on account of such failure. The Indemnified Party shall cooperate fully in all respects with SaRonix in any such defense. If SaRonix does not notify the Indemnified Party within ten (10) days after delivery of the Notice by the Indemnified Party that SaRonix will defend the claims described in the Notice, or should SaRonix fail to file any answer or other pleading at least five (5) days before the same is due, the Indemnified Party may defend or settle such claim or action at SaRonix’s sole cost and expense in such manner as the Indemnified Party deems appropriate, in its sole discretion. If SaRonix notifies the Indemnified Party of its intention to defend within the time period set forth above, SaRonix may defend, but not settle, a claim without waiving its right to assert that such claim is not subject to the indemnification provided in this Section 12.2. If SaRonix elects to defend a claim, the Indemnified Party may, at SaRonix’s expense, participate in such matter with counsel chosen by the Indemnified Party.

12.3. In the event that, after Closing, SaRonix or its successors or assigns (a) consolidates with or liquidates or merges into any other Person and shall not be the continuing or surviving entity of such consolidation, liquidation or merger, or (b) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the successors and assigns of SaRonix shall assume the obligations set forth in Section 12.1.

12.4 The rights of the Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights the Indemnified Party may have or hereafter acquire.

12.5 The obligations of each SaRonix in this Section 12 shall survive the Closing for a period of two (2) years.

13.    Miscellaneous.

13.1.    Survival of Representations, Warranties and Agreement. Notwithstanding any investigation made by any party to this Agreement, the representations and warranties made by each party in this Agreement shall survive Closing for a period of two (2) years. All covenants and agreements contained in this Agreement shall survive Closing indefinitely, except to the extent expressly provided otherwise herein.

13.2.    Notices. Except as otherwise set forth herein, all notices, requests and demands required or permitted to be made hereunder or under any of the Related Documents shall be in writing and sent by certified or registered mail, return receipt requested, or by express courier or delivery service (provided the same shall provide dated evidence of delivery), or by facsimile, if followed by an original sent by certified mail, registered mail, express courier or delivery service, shall be deemed given or made five (5) Business Days after mailing if sent by mail, one (1) Business Day after consignment to an express courier or delivery service, and upon sending thereof if sent by facsimile as provided above, and shall be directed as follows:

If to SaRonix:

SaRonix, LLC

141 Jefferson Drive

Menlo Park, California 94025

Tel: (650) 470 7700

Fax: (650) 462 9894

Attn: Michael Nusbaum, President and Chief Executive Officer

with copy to:

Murphy Pearson Bradley & Finney

88 Kearny Street, 10th Floor

San Francisco, CA 94108

Tel: (415) 788-1900

Fax: (415) 393-8087

Attn: Vincent O’Gara, Esq.

If to Pericom:

Pericom Semiconductor Corporation

2380 Bering Drive

San Jose, CA 95131

Tel: (408) 435-0800

Fax: (408) 435-1100

Attn: Alex Hui, President and Chief Executive Officer

with copy to:

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 813-5600

Fax: (650) 494-0792

Attn: Stephen Schrader, Esq.

or, as to any of the foregoing, at such other address as shall be designated by such party in a written notice to the other party hereto.

13.3.    Assignability and Enforceability. This Agreement shall be binding on and enforceable by the parties and their respective successors and permitted assigns. No party may assign or delegate any of its rights, benefits, obligations or duties under this Agreement to any Person without the prior written consent of the other party hereto; provided, however, that Pericom may assign this Agreement to any direct or indirect subsidiary.

13.4.    Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall be construed as a waiver of any other provision nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. No provision of this Agreement shall be deemed waived by a course of conduct, including, without limitation, the act of Closing, unless such waiver is in writing signed by all parties and stating specifically that it was intended to modify this Agreement.

13.5.    Entire Agreement. This Agreement and the Related Documents, including, without limitation, the schedules and exhibits hereto and thereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous written and non-written agreements, understandings, negotiations and discussions.

13.6.    Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

13.7.    Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

13.8.    Governing Law. The rights and obligations of the parties hereunder shall be construed in accordance with and be governed by the substantive laws of the State of California, without reference to conflicts of laws principals thereof. Any legal action or proceeding with respect to this Agreement or the Related Documents may be brought in the courts of the State of California located in the County of Santa Clara or in the courts of the United States in the Northern District of California, and, by execution and delivery of this Agreement, each party hereto hereby irrevocably accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.

13.9. Construction. The parties hereto agree that ambiguities in this Agreement, if any, shall not be construed strictly or in favor of or against any party hereto but rather shall be given a fair and reasonable construction without regard to the rule of construction that any ambiguity shall be resolved against the drafting party.

13.10. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled hereunder, at law, in equity or otherwise.

13.11. Waiver of Bulk Sales Act Compliance. Pericom hereby waives compliance by SaRonix, with the provisions of Article 6 of the Uniform Commercial Code, or equivalent bulk transfer laws, or any state under whose laws this Agreement or the any of the Related Documents shall be construed or enforced. SaRonix shall indemnify and hold harmless Pericom against any and all expenses, loss, damages, claims, demands, causes of action or liabilities, including reasonable attorneys fees and court costs, which Pericom may suffer as a result of claims asserted by third parties against Pericom due to any noncompliance by SaRonix with applicable bulk transfer laws.

13.12. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

SARONIX, LLC

By:	/s/ Michael Nusbaum

Michael Nusbaum, President and CEO

PERICOM SEMICONDUCTOR CORPORATION

By:	/s/ Alex Hui

Alex Hui, President and CEO